Form 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Report Of Foreign Private Issuer
Pursuant To Rule 13a-16 Or 15d-16 Of
The Securities Exchange Act Of 1934

For the month of October, 2007

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.
(Translation of Registrant’s Name into English)

Avenida Brigadeiro Luis Antonio, 1343, 9º Andar
São Paulo, SP, Brazil  01317-910
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
N/A

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM
1.	Material Notice – October 18, 2007

Item 1

MATERIAL NOTICE
of
ULTRAPAR PARTICIPAÇÕES S.A.

In accordance with the public offer notices (“Public Offer Notices”) published on September 20, 2007, ULTRAPAR PARTICIPAÇÕES S.A. (“Ultrapar”), following the rules established by the “Comissão de Valores Mobiliários” - Brazilian Securities Exchange Commission (“CVM”) Instruction Nº. 361, dated March 5, 2002 (“CVM Instruction 361/02”), and in accordance with Article 254-A of Law 6,404, of December 15, 1976, (“Brazilian Corporate Law”), will be carrying out public offers for the purchase of the common shares of DISTRIBUIDORA DE PRODUTOS DE PETRÓLEO IPIRANGA S.A. (“DPPI”) and REFINARIA DE PETRÓLEO IPIRANGA S.A. (“RIPI”), as a consequence of Ultrapar’s acquisition of a controlling interest in such companies as announced to the market on March 19, 2007, through auctions (“Auctions”) to be held on October 22, 2007.

The Public Offer Notices for the tender offers included information relating to the rules for the implementation of the Auctions and were published in the following newspapers: Official Gazette of the State of Rio Grande do Sul, Jornal Agora de Rio Grande, O Estado de São Paulo, Valor Econômico and in the Official Gazette of the State of São Paulo for RIPI, and the Official Gazette of the State of Rio Grande do Sul, Jornal do Comércio do Rio Grande do Sul, O Estado de São Paulo, Valor Econômico and the Official Gazette of the State of São Paulo for DPPI, on September 20, 2007, and were made available on the websites of the CVM (www.cvm.gov.br), Bovespa (www.bovespa.com.br), Ultrapar (www.ultra.com.br), Ipiranga (www.ipiranga.com.br) and BBI (www.shopinvest.com.br/ofertaspublicas).

Ultrapar, aware that some shareholders are still registering their shares for the Auctions, and reiterating its commitment to the best corporate governance practices, hereby informs the market that, as the offerer, it will acquire the common shares of shareholders who have not been able to participate in the Auctions up to and including on November 8, 2007, provided such holders prove that they held the shares on the relevant Auction date.

The price to be paid for such shares would be the same as paid at the Auctions, which will be R$106.28147 for RIPI3 and R$112.06937 for DPPI3, updated by the “Taxa Referencial” - Reference Rate (365-day basis), calculated pro-rata temporis up to the financial settlement date for each Auction, under the terms of the respective Public Offer Notice.

Shareholders who were not able to register their shares for the Auctions and who wish to sell their shares in accordance with the procedures outlined in this “Material Notice”, may do so up to November 8, 2007. Parties interested should contact Ultrapar's Investor Relations Department -  tel.: (55 11) 3177-7014.

October 18, 2007

André Covre Chief Financial and Investor Relations Officer ULTRAPAR PARTICIPAÇÕES S.A.	Sérgio Roberto Weyne Ferreira da Costa Investor Relations Officer DISTRIBUIDORA DE PRODUTOS DE PETRÓLEO IPIRANGA S.A.	Sérgio Roberto Weyne Ferreira da Costa Investor Relations Officer REFINARIA DE PETRÓLEO IPIRANGA S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  October 22, 2007
ULTRAPAR HOLDINGS INC.

By:	/s/ André Covre
	Name:	André Covre
	Title:	Chief Financial and Investor Relations Officer

(Material Notice – October 18, 2007)